Fortuna Silver increases silver in reserves by 26% and silver in inferred resources by 67% at the San Jose Mine, Mexico

Vancouver, September 30, 2014: Fortuna Silver Mines Inc. (NYSE: FSM) (TSX:FVI)  (BVL: FVI) (Frankfurt: F4S.F) is pleased to announce updated Mineral Reserve and Mineral Resource estimates as of June 30, 2014 for the San Jose Mine located in Oaxaca, Mexico. The Mineral Reserve estimate is based on San Jose’s latest Mineral Resource estimate (see Fortuna news release dated August 27, 2014).

Highlights of Resource and Reserve Update

•

Proven and Probable Reserves total 4.3 Mt containing an estimated 31.2 Moz silver and 243 koz gold, reflecting year-over-year increases of 26 percent in contained silver ounces and 13 percent in contained gold ounces relative to the July 4, 2013 reserve  and resource estimate (see Fortuna news release dated October 17, 2013)

•

Inferred Resources total 7.1 Mt containing an estimated 58.9 Moz silver and 401 koz gold, reflecting increases of 67 percent in contained silver ounces and 47 percent in contained gold ounces relative to the July 4, 2013 reserve and resource estimate

•

Mineral Reserves include a maiden Probable Reserve of 0.4 Mt at an average grade of 365 g/t for silver and 2.39 g/t for gold in the Trinidad North discovery area

Manuel Ruiz-Conejo, Vice President of Operations for Fortuna, commented, “Despite lower metal prices, the updated reserve estimate reports increases in the reserve tonnes and contained silver and gold ounces. The stockwork zone in the central part of the Trinidad deposit contributed significantly to these results.” Mr. Ruiz-Conejo continued, “For the first time, reserves have been reported for the Trinidad North discovery area confirming the potential of the northern extension of the Trinidad deposit. The significant expansion of the Inferred Resources in the Trinidad North area and the open exploration potential to the north and to depth bode well for the future of the San Jose Mine.”

San Jose Mine Resource and Reserve Update

Mineral Reserves - Proven and Probable					Contained Metal
Property	Classification	Tonnes (000)	Ag (g/t)	Au (g/t)	Ag (Moz)	Au (koz)
San Jose Mine, Mexico	Proven	468	223	1.85	3.4	27.8
	Probable	3,835	226	1.74	27.8	214.8
	Proven + Probable	4,303	225	1.75	31.2	242.6

Mineral Resources - Measured and Indicated					Contained Metal
Property	Classification	Tonnes (000)	Ag (g/t)	Au (g/t)	Ag (Moz)	Au (koz)
San Jose Mine, Mexico	Measured	77	84	0.70	0.2	1.7
	Indicated	725	80	0.72	1.9	16.8
	Measured and Indicated	802	80	0.72	2.1	18.5

Mineral Resources - Inferred					Contained Metal
Property	Classification	Tonnes (000)	Ag (g/t)	Au (g/t)	Ag (Moz)	Au (koz)
San Jose Mine, Mexico	Inferred	7,127	257	1.75	58.9	400.8

1. Mineral Reserves and Mineral Resources are as defined by CIM Definition Standards on Mineral Resources and Mineral Reserves
2. Mineral Resources are exclusive of Mineral Reserves
3. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability
4. There are no known legal, political, environmental, or other risks that could materially affect the potential development of the Mineral Resources or Mineral Reserves at San Jose
5. Mineral Resources and Mineral Reserves are estimated and reported as of June 30, 2014

6. Mineral Reserves for San Jose are estimated using a break-even cut-off grade of 128 g/t Ag Eq based on assumed metal prices of US$21/oz Ag and US$1,260/oz Au; estimated metallurgical recovery rates of 89% for Ag and 89% for Au; and projected operating costs for year-end 2014. Mineral Resources are estimated at a Ag Eq cut-off grade of 100 g/t, with Ag Eq in g/t = Ag (g/t) + Au (g/t) * ((US$1,260/US$21) * (89/89))

7. Totals may not add due to rounding procedures

Estimation Methodology

Details of the mineral resource estimate have been previously provided in the Fortuna Silver news release of August 27, 2014.

Key economic and operational factors used in the conversion of the Mineral Resources to Mineral Reserves are detailed in note 6 of the Mineral Resource and Mineral Reserve table. A mining dilution factor of 12.2 percent has been applied based on historical operating data. Mining recovery loss due to pillars and bridges is estimated at 18.5 percent. A projected year-end operating cost of US$69.34/t was utilized for the break even cutoff analysis in the June 30, 2014 reserve estimate.

San Jose Mine, Mexico

As of June 30, 2014, the San Jose Mine had Proven and Probable Mineral Reserves of 4.3 Mt containing 31.2 Moz of silver and 242.6 koz of gold.

Year-over-year, the San Jose Mineral Reserves increased 9 percent in tonnes, 26 percent in contained silver and 13 percent in contained gold after production-related depletion and metal price reductions of 13 percent and 10 percent for silver and gold, respectively.

Average Mineral Reserve grades increased by 15 percent to 225 g/t for silver and by 3 percent to 1.75 g/t for gold relative to the July 4, 2013 estimate.

The largest gain in reserves for the San Jose Mine is located in the Stockwork zone in the central part of the Trinidad deposit, where 1.1 Mt were upgraded to Measured and Indicated Resources through infill drilling and mine development activities. These upgraded resources have been converted to Mineral Reserves partially offset by production-related depletion.

Maiden Mineral Reserves are reported for the Trinidad North discovery located in the northern extension of the Trinidad deposit based on a limited infill drill program. In this zone, Probable Reserves of 0.2 Mt with an average grade of 255 g/t Ag and 1.72 g/t Au (358 g/t Ag Eq) are reported for the Bonanza North Vein and 0.2 Mt with an average grade of 478 g/t Ag and 3.07 g/t Au (662 g/t Ag Eq) are reported for the Trinidad North Vein.

Measured and Indicated Resources exclusive of Mineral Reserves decreased 10 percent year-over-year to 0.8 Mt reflecting an improvement in the conversion of resources to reserves.

Inferred Resources total 7.1 Mt containing an estimated 58.9 Moz silver and 401 koz gold, reflecting increases of 31 percent in tonnes, 67 percent in contained silver ounces and 47 percent in contained gold ounces relative to the July 4, 2013 resource and reserve estimate. The increase in Inferred Resources resulted from step-out drilling of the Trinidad North discovery with the mineralized zone remaining open to the north and to depth. Continuation of the step-out drilling from new underground drill chambers has been initiated and will test the resource potential of an additional 250 to 300 meter strike extension of the Trinidad system with results to be released periodically during the final quarter of 2014 and the first half of 2015.

Qualified Persons

The Mineral Resources estimates have been prepared under the supervision of Eric Chapman of Fortuna Silver Mines Inc. The Mineral Reserve estimate and the Mineral Resource estimate exclusive of Mineral Reserves were prepared under the supervision of Boris Caro, Corporate Technical Services Manager for Fortuna Silver Mines Inc.

E. Chapman and B. Caro are Qualified Persons as defined by the National Instrument 43-101. Mr. Caro is a Registered Member of Australasian Institute of Mining and Metallurgy (Membership No. 305462) and is a Registered Member of the Chilean Mining Commission (Comisión Calificadora de Competencias en Recursos y Reservas Mineras, Registered Member No. 0229) and is responsible for ensuring that the information contained in this news release is an accurate summary of the original reports and data provided to or developed by Fortuna Silver Mines.

Fortuna Silver Mines Inc.

Fortuna is a growth-oriented, silver, gold and base metal producer focused on mining opportunities in Latin America.  Our primary assets are the Caylloma silver mine in southern Peru and the San Jose silver-gold mine in Mexico.  The Company is selectively pursuing additional exploration and development opportunities.  For more information, please visit our website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI | BVL: FVI | Frankfurt: F4S.F

Investor Relations:

Carlos Baca- Tel (Lima): +51.1.616.6060, ext. 0

Forward looking Statements

This news release contains forward looking statements which constitute “forward looking information” within the meaning of applicable Canadian securities legislation and “forward looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward looking Statements”). All statements included herein, other than statements of historical fact, are Forward looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward looking Statements. The Forward looking Statements in this news release include, without limitation, statements about the Company’s plans for its mines and mineral properties; the Company’s business strategy, plans and outlook; the merit of the Company’s mines and mineral properties; mineral resource and reserve estimates; timelines; the future financial or operating performance of the Company; expenditures; approvals and other matters. Often, but not always, these Forward looking Statements can be identified by the use of words such as “estimate”, “estimates”, “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “upgraded”, “offset”, “limited”, “contained”, “reflecting”, “containing”, “remaining”, “to be”, “periodically”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward looking Statements. Such uncertainties and factors include, among others, changes in general economic conditions and financial markets; changes in prices for silver and other metals; technological and operational hazards in Fortuna’s mining and mine development activities; risks inherent in mineral exploration; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; governmental and other approvals; political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to expectations regarding mine production costs; expected trends in mineral prices and currency exchange rates; the accuracy of the Company’s current mineral resource and reserve estimates; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained; that there will be no significant disruptions affecting operations and such other assumptions as set out herein. Forward looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that Forward looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward looking Statements.

Appendix: San Jose Mine Mineral Resources and Mineral Reserves as of June 30, 2014

San Jose Mine Mineral Reserve Update

Mineral Reserves - Proven and Probable

Classification	Vein	Tonnes	Ag (g/t)	Au (g/t)	Contained Metal
					Ag oz (000)	Au oz (000)
Proven	Bonanza	324,000	224	2.07	2,328	21.5
	Trinidad	123,000	217	1.29	858	5.1
	Fortuna	2,000	172	1.25	11	0.1
	Stockwork	19,000	259	1.72	158	1.1
Total Proven Reserves		468,000	223	1.85	3,356	27.8
Probable	Bonanza	996,000	199	1.69	6,380	54.0
	Bonanza North	222,000	255	1.72	1,821	12.3
	Trinidad	526,000	232	1.70	3,920	28.7
	Trinidad North	217,000	478	3.07	3,335	21.4
	Fortuna	47,000	191	1.37	288	2.1
	Paloma	67,000	223	2.10	479	4.5
	Stockwork	1,760,000	205	1.62	11,609	91.8
Total Probable Reserves		3,835,000	226	1.74	27,831	214.8
Total Proven + Probable Reserves		4,303,000	225	1.75	31,187	242.6

Mineral Resources – Measured and Indicated

Classification	Vein	Tonnes	Ag (g/t)	Au (g/t)	Contained Metal
					Ag oz (000)	Au oz (000)
Measured	Bonanza	44,000	77	0.75	108	1.1
	Trinidad	30,000	95	0.62	92	0.6
	Stockwork	3,000	80	0.64	8	0.1
Total Measured Resources		77,000	84	0.70	208	1.7
Indicated	Bonanza	195,000	79	0.79	498	5.0
	Bonanza North	28,000	84	0.66	76	0.6
	Trinidad	139,000	90	0.77	401	3.4
	Trinidad North	22,000	94	0.69	66	0.5
	Fortuna	9,000	93	0.81	27	0.2
	Paloma	11,000	91	0.88	32	0.3
	Stockwork	321,000	74	0.65	760	6.7
Total Indicated Resources		725,000	80	0.72	1,861	16.8
Total Measured + Indicated Resources		802,000	80	0.72	2,069	18.5

Mineral Resources - Inferred

Classification	Vein	Tonnes	Ag (g/t)	Au (g/t)	Contained Metal
					Ag oz (000)	Au oz (000)
Inferred	Bonanza	931,000	199	1.75	5,951	52.5
	Bonanza North	877,000	284	1.81	8,017	50.9
	Bonanza Hanging Wall	122,000	232	1.55	908	6.1
	Trinidad	548,000	216	1.51	3,809	26.6
	Trinidad North	1,853,000	368	2.52	21,943	149.9
	Trinidad Hanging Wall Splay 4	39,000	106	0.94	133	1.2
	Trinidad Footwall	67,000	168	0.81	361	1.7
	Trinidad Footwall 2	140,000	167	0.77	753	3.5
	Paloma	27,000	221	1.79	192	1.6
	Fortuna	29,000	200	1.60	187	1.5
	StockWork	586,000	204	1.63	3,850	30.8
	StockWork 2	1,123,000	244	1.41	8,797	51.1
	StockWork 3	785,000	157	0.93	3,959	23.4
Total Inferred Resources		7,127,000	257	1.75	58,862	400.8
1. Mineral Reserves and Mineral Resources are as defined by CIM Definition Standards on Mineral Resources and Mineral Reserves
2. Mineral Resources are exclusive of Mineral Reserves
3. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability
4. There are no known legal, political, environmental, or other risks that could materially affect the potential development of the Mineral Resources or Mineral Reserves at San Jose
5. Mineral Resources and Mineral Reserves are estimated and reported as of June 30, 2014

6. Mineral Reserves for San Jose are estimated using a break-even cut-off grade of 128 g/t Ag Eq based on assumed metal prices of US$21/oz Ag and US$1,260/oz Au; estimated metallurgical recovery rates of 89% for Ag and 89% for Au; and projected operating costs for year-end 2014. Mineral Resources are estimated at a Ag Equivalent cut-off grade of 100 g/t, with Ag Eq in g/t = Ag (g/t) + Au (g/t) * ((US$1,260/US$21) * (89/89))

7. Totals may not add due to rounding procedures